Filed by Liberty Interactive Corporation pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934
Subject Company: Liberty Interactive Corporation
Commission File No.: 001-33982

Excerpts from the Transcript of the Liberty Interactive Corporation
Fourth Quarter 2013 Earnings Call

February 28, 2014

Gregory B. Maffei, President and Chief Executive Officer, Liberty Interactive Corporation

. . . Regarding our previously announced recapitalization of Liberty Ventures and the tracker at Liberty Digital, we have not changed our plans but the timing is running a little behind. We probably will not get this done until Q3.

. . .

Christopher W. Shean, Chief Financial Officer and Senior Vice President

. . . QVC’s revenue increased 2% and 1% for the quarter and full year, respectively . . . .

Our eCommerce businesses grew revenue 8% for the quarter and 12% for the year, while adjusted OIBDA decreased 29% for the quarter and 11% for the year. The increased revenue was a result of increased marketing efforts, which drove additional traffic, investments in site improvements, increased shipping charges and overall broader inventory offerings. Additionally, the increased revenue was driven by the selling of product at discounts, which we did to help manage our inventory levels to appropriate or managed-down inventory levels, I guess, for the year, which impacted margins at some companies, particularly Celebrate retail business and RedEnvelope. The decrease in adjusted OIBDA was primarily due to lower margins.

. . .

Michael A. George, Chief Executive Officer and President, QVC, Inc.

. . . In what . . . turned out to be a very difficult holiday season for many retailers, we were really delighted with our strong performance in Q4, driving 4% consolidated revenue growth in constant currency, with really nice gains in the U.S., the U.K. and Italy but partially offset by continued challenges in Germany and Japan. We also enjoyed strong growth in China, which is not consolidated, up nearly 40% in local currency.

Our adjusted OIBDA also grew 4% on a constant currency basis, excluding the impact of the $20 million credit card legal settlement that we highlighted in Q4 of 2012. We believe this level of revenue growth, combined with strong and stable adjusted OIBDA margins, represents a highly differentiated performance versus the broader retail market.

eCommerce growth also remained strong, up 11% on a constant currency basis to 40% of revenue. That’s a 3-point increase over last year. And in the U.S., we hit an important milestone in December with eCommerce representing 50% of our total revenue in the month. We also extended our leadership in mobile commerce. With orders up 56% globally in constant currency, mobile now represents 34% of eCommerce. And in both the U.K. and Japan, mobile orders are now more than 1/2 of all eCommerce.

The health and vibrancy of our customer base also remained outstanding. Sales growth from new customers increased 7% worldwide on a constant currency basis and sales from reactivated customers were up a strong 11%, while retention and repeat purchase rates of our existing customers also remained strong.

. . .

And with that, I’ll wrap up with a few comments on the full year. With full year revenue and adjusted OIBDA growth of 4% in constant currency and a 12 basis point expansion in OIBDA margins after adjusting for the legal settlement, we once again demonstrated our ability to drive strong, consistent growth at high adjusted OIBDA margins despite economic ups and downs and some significant challenges in a couple of our markets. We added over 3.1 million new customers in our consolidated markets and another 740,000 new customers in our China joint venture. And our growth rate in new customers accelerated throughout the year.

We believe these numbers truly highlight the expanding relevance of our brand and our unique customer experience in a challenging retail environment that’s often characterized by aggressive price promotion and eroding service. And we welcome these new customers to the brand while continuing to delight our existing customers whose retention rate, at 89%, hasn’t changed in years. And with purchases averaging 24 items per year, our existing customers remain among the most loyal and most frequent shoppers of any general merchandise retailer.

Our eCommerce revenue ended the year over $3.2 billion, up 13% in constant currency, making QVC one of the world’s largest and certainly most profitable eCommerce platforms. And we did $1.2 billion in mobile commerce orders globally, growing 62%, which puts us among the very largest mobile commerce players worldwide. In addition, with expanding TV carriage and the launch of specialized TV channels in the U.S. and Europe, we now reach nearly 300 million homes in 8 countries through 12 different channels and we’ve demonstrated that there’s still meaningful growth to be achieved by expanding our TV footprint. And with over $240 million in revenue from Italy and China in 2013, we’re demonstrating the extendability of this platform to new markets.

. . .

And we remain committed to not only driving sustainable growth in revenue and adjusted OIBDA but also to ensuring strong free cash flow conversion. We’re focused on driving improved capital productivity as we invest to grow. In 2013, our CapEx was $211 million, down from approximately $250 million to $260 million over the prior 2 years. And in 2014, we anticipate CapEx spend of just $175 million to $200 million. And even on this lower spend, our investment in technology to power innovation in the business is actually increasing at nearly $110 million in 2014. Our technology investment will be the highest that it’s been in the last 3 years.

. . .

Question and Answer

Matthew R. Nemer, Wells Fargo Securities, LLC, Research Division

First, I’m wondering if you could provide a little more color on the Liberty Digital assets and how they grew in terms of the various properties.

Gregory B. Maffei

So I’ll give some high level and then I’ll let Chris Shean, our CFO, chat a little further. We’ve had 2 businesses which, as I mentioned, have grown very well and consistently, CommerceHub and Bodybuilding. We’ve had some other businesses which are more challenged, for a variety of reasons. Provide Commerce has several units. ProFlowers, its gourmet foods area, those were reasonable growers. RedEnvelope did a restructuring of itself — or should I — repositioning of itself, excuse me, that I would say was not as successful as management would have liked. We’ll see where we go with that. And Personal Creations, which is basically the personalizing gift effort there, also somewhat stalled out on somewhat of a repositioning. Looking at Celebrate, we’ve talked for several quarters about how that business is really in transition, needs to be more efficient in its marketing, more effective in its conversions and have better control of its inventory. I think some of that’s underway but on the smaller-sized business. And at Backcountry, we had better weather this year, not as good as we might have hoped, because what we really need is larger snow early, particularly cold early, in the Eastern markets and the Western markets. Certainly, we got plenty of snow in the East. Unfortunately, much of it was probably too late for us really to benefit from it in terms of demand for our kind of products. We also see increased competition not only from department stores who are selling more kind of outdoor gear, but — liquidation causing write-downs with some of the traditional suppliers, like the outdoor chains; pressure from our other large online retailers; and the trend towards some of our suppliers going direct and also opening up additional outlets, like the department stores. So all those created pressure on Backcountry . . . and its sort of traditional winter gear, its efforts in . . . the cycling area were very effective. Its efforts with the MotoSport acquisition were probably okay, not as strong. So it’s kind of a mixed bag. Chris, what would you to any of that?

Christopher W. Shean

Well, I would say that, at Celebrate, we have taken down their inventory levels by 50%, and some of that through clearance pricing, some of that through obsolescence charges. But we think we’ve got that down to a level where the business is hopefully settled out and now on a path to where we can grow it a bit. And as Greg mentioned, at these businesses, in certain areas, we try to do experimentation, and something like RedEnvelope where we’re trying to re-platform the business. It was a bet that didn’t turn out particularly great this year and we’re having to reevaluate where we head with that. So I mean, I think that covers the waterfront with eCom for the quarter.

. . .

Jason B. Bazinet, Citigroup Inc., Research Division

I have sort of an usual question for Mr. Maffei. Regarding Liberty Ventures, in terms of your efforts to defease this $5 billion liability in 2030 or so, it would seem to me it’s far more difficult to find investments if you have to go — or generate returns if you — if the cash that you’re dealing with is sort of a $100 million or $200 million slug that you get per year from Liberty Interactive, and far easier if you pledged in essence those inflows to a creditor and got sort of a multibillion-dollar check today to give you more degrees of freedom to buy something bigger and chunkier today to generate returns. Is that something that you’ve thought about or contemplated with? And — or do you think that’s sort of an inappropriate notion given that it would obviously cost you money to do that?

Gregory B. Maffei

Yes, I mean, I think, Jason, that you’re talking about leverage basically, a form of financial leverage. We have a fair amount of leverage at that company in the form of not only the exchangeables which are generating that — those deductions but other exchangeables like the Time Warner exchangeables. So if you look at the gross asset pool there at Liberty Ventures, it’s actually a fairly big pool, over $7 billion of market value, or cash. I’d also point out we have a fairly big cash slug there as well. So when you think about what we are using to try and build value to defease those bonds down the road and defease that obligation, it’s a larger set of assets than just that stream. And while we had — because we think about the value of Trip has grown substantially, the value of Expedia has grown substantially. We have a — invested in — of many — not many, we’ve invested money in now 4 or 5 energy projects, which we think will generate high rates of return and are tax-advantaged high rates of return that, in effect, are fighting fire with fire. So I think it’s misleading to do that. And if you thought about just trying to secure that interest, that’s a very difficult interest to secure because it’s contingent upon profitability at QVC. It’s contingent upon the continued outstandings of all those bonds. And it’s contingent upon it would only be attractive if we had a big project in which to invest, right? You have to know that upfront because, otherwise, you’re paying — you get a negative arbitrage of that. So it’s not — it isn’t the case that we’re short on capital at Liberty Ventures. It’s the case today that we are — have been judicious and slow perhaps too on finding investments that are attractive.

Jason B. Bazinet

Well, let me ask a follow-up. To the extent that you have assets there other than the cash that’s coming in from Liberty Interactive, do you feel like you’re impaired at all in your ability to do things like spinning out Trip or if you do something with Expedia because of that liability?

Gregory B. Maffei

No.

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Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed new tracking stocks and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed new tracking stocks. These forward looking statements speak only as of the date of the transcript, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Form 10-K, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in foregoing transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell shares of the proposed QVC Group tracking stock, the proposed Liberty Digital Commerce tracking stock or Liberty’s existing common stock. The offer and sale of shares of the proposed new tracking stocks will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares of the proposed tracking stocks. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

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